Filed Pursuant to Rule 424(b)(3)
File No. 333-136277

Prospectus supplement no. 43
to prospectus dated FEBRUARY 14, 2019

ZIM CORPORATION

This Prospectus Supplement No. 43 supplements and amends our Prospectus dated July 11, 2008, as amended and supplemented. This Prospectus Supplement No. 43 includes our attached Form 6-K for the month of February, 2019 as filed with the Securities and Exchange Commission on February 14, 2019.

Any statement contained in the Prospectus and any prospectus supplements filed prior to the date hereof shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement No. 43 modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement No. 43.

This Prospectus Supplement No. 43 should be read in conjunction with the Prospectus, and any prospectus supplements filed prior to the date hereof.

The date of this Prospectus Supplement No. 43 is February 14, 2019.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150

Ottawa, Ontario

Canada K1S 1V7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b) (1): [ ] ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b) (7): ____

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Quarterly Business Review by Management for the

Quarter Ended December 31, 2018

TABLE OF CONTENTS

Item 1.	Selected Financial Data	3

Item 2.	Quarterly Business Review	7

Item 3.	Quantitative and Qualitative Disclosures About Market Risks	13

Signatures		15

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ITEM 1 – SELECTED FINANCIAL DATA

ZIM Corporation
Condensed Consolidated Balance Sheets
(Expressed in US dollars, except for share data)

	December 31,	March 31,
	2018	2018
	(Unaudited)	(Audited)
ASSETS
Current assets	$	$
Cash and cash equivalents	435,459	418,507
Accounts receivable, net	114,542	38,463
Investment tax credits receivable	54,965	131,220
Other tax credits	52,235	82,997
Prepaid expenses	3,480	25,595
	660,681	696,782

Investment	694,394	117,109
Property and equipment, net	22,978	24,334
	1,378,053	838,225
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	13,821	9,057
Accrued liabilities	21,946	19,041
Deferred revenues	81,941	60,225
	117,708	88,323
Deferred rent	—	—
Total liabilities	117,708	88,323

Shareholders' equity:
Preferred shares, no par value, non-cumulative	—	—
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; issued and outstanding NIL shares at December 31, 2018 and March 31, 2018.	—	—
Special shares, no par value, non-voting,
Unlimited authorized shares; issued and outstanding NIL shares at December 31, 2018 and March 31, 2018.
Common shares, no par value, voting,
Unlimited authorized shares: 8,136,348 shares issued and outstanding as at December 31, 2018 and 8,136,348 as at March 31, 2018.	19,491,842	19,491,842
Additional paid-in capital	2,961,647	2,962,105
Accumulated deficit	(20,14,745)	(21,325,620)
Accumulated other comprehensive income	(478,399)	(378,425)
	1,260,345	749,902
	1,378,053	838,225

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ZIM Corporation
Condensed Consolidated Statements of Operations
(Expressed in US dollars)
(Unaudited)

	Three months ended December 31, 2018	Three months ended December 31, 2017	Nine months ended December 31, 2018	Nine months ended December 31, 2017
Revenue	$	$	$	$
Mobile	30,014	20,162	81,390	91,323
Software	1,963	1,526	100,926	32,089
Software maintenance and consulting	179,501	90,915	346,326	312,691
Total revenue	211,478	112,603	528,642	436,103

Operating expenses
Cost of revenue	5,906	3,275	14,045	10,661
Selling, general and administrative	96,113	109,239	392,109	454,340
Research and development	64,218	31,567	183,743	129,809
Total operating expenses	166,237	144,081	589,897	594,810

Income (loss) from operations	45,241	(31,478)	(61,255)	(158,707)
Other income (expense):
Other income	(358)	—	6,629	—
Unrealized gain (loss) on equity investments	(4,330)	—	604,013	—
Interest income, net	4,576	3,999	10,457	12,820
Total other income	(112)	3,999	621,099	12,820
Net income (loss) before income taxes	45,129	(27,479)	559,844	(145,887)
Income tax benefit	18,710	19,706	50,573	62,541
Net income (loss)	63,839	(7,773)	610,417	(83,346)

Basic and fully diluted income (loss) per share	0.008	(0.001)	0.075	(0.010)
Weighted average number of shares outstanding	8,136,348	8,115,140	8,136,348	8,115,140

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ZIM Corporation
Condensed Consolidated Statements of Cash Flows
(Expressed in US dollars)
(Unaudited)

	Nine months ended December 31, 2018	Nine months ended December 31, 2017
OPERATING ACTIVITIES	$	$
Net income (loss)	610,417	(83,346)
Items not involving cash:
Depreciation of property and equipment	7,446	5,495
Stock-based compensation	458	263
Unrealized gain on equity investments	(604,013)	—
Changes in operating working capital
Decrease (increase) in accounts receivable	(76,079)	14,951
Decrease (increase) in investment tax credits receivable	107,017	113,691
Decrease (increase) in prepaid expenses	22,115	(222)
Increase (decrease) in accounts payable	4,764	3,297
Increase (decrease) in deferred rent	—	10,402
Increase (decrease) in accrued liabilities	2,905	931
Increase (decrease) in deferred revenue	21,716	(37,014)
Cash flows provided by operating activities	96,746	28,448

INVESTING ACTIVITIES
Purchase of property and equipment	(4,404)	(894)
Purchase of an investment		—
Cash flows used in investing activities	(4,404)	(894)

FINANCING ACTIVITIES	—	—
Cash flows provided by financing activities	—	—

Effect of changes in exchange rates on cash	(75,390)	(28,164)

Increase (Decrease) in cash	16,952	(610)
Cash, beginning of period	(418,507)	419,676
Cash, end of period	435,459	419,066

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1 - BASIS OF PRESENTATION

The accompanying unaudited selected financial data of ZIM Corporation (“ZIM” or the “Company”) and its subsidiaries have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) have been condensed or omitted pursuant to such rules and regulations. The condensed consolidated balance sheet as of March 31, 2018 has been derived from our audited consolidated financial statements for the year ended March 31, 2018. These selected financial data should be read in conjunction with the financial statements and notes thereto included in the latest annual report on Form 20-F. These data have been prepared on the same basis as the audited consolidated financial statements for the year ended March 31, 2018 and, in the opinion of management, include all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. Unless otherwise stated in this Form 6-K the information contained herein has not been audited or reviewed by an independent auditor. The results of operations for the three month and nine-month periods ended December 31, 2018 are not necessarily indicative of the results to be expected for the full year.

2 - INVESTMENT

Investments and long-term deposits	Original Cost	Carrying Value
CP4H	187,367	—
HostedBizz	1,005	733
Equispheres	111,990	679,003
NuvoBio	762	733
Spiderwort	7,725	7,329

On April 30, 2016, ZIM Corporation made an equity investment in Equispheres Inc. The investment consisted of the purchase of 250,000 common shares at a price of $20,042.

On August 26, 2016, ZIM Corporation made an equity investment in Equispheres Inc. The investment consisted of the purchase of 500,000 common shares at a price of $91,948.

Equispheres Inc. is an advanced materials company developing new technologies for the production of metallic particles for use in additive manufacturing.

In April 2017, ZIM incorporated a wholly owned subsidiary called GeneSpans Corporation. GeneSpans is focused on developing intellectual property and advancing research and development in the areas of new synthetic drugs and immunotherapies. GeneSpans’ name was changed to NuvoBio Corporation on August 25, 2017.

In January 2016, the FASB issued Accounting Standards Update 2016-01, Financial Instruments–Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (the ASU). Changes to the current GAAP model primarily affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt

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securities. The accounting for other financial instruments, such as loans, investments in debt securities, and financial liabilities is largely unchanged. The classification and measurement guidance will be effective for public business entities in fiscal years beginning after December 15, 2017. The effect of the adoption of this standard is an increase in the carrying value of the Equispheres investment at September 30, 2018 of $608,343 to a value of $724,218.

On August 9, 2017, Connecting People for Health Co-operative Ltd. (CP4H) was acquired for an undisclosed amount. Various options to distribute the proceeds from the sale are being considered by the board of CP4H and will be finalized at a later date. ZIM has not recognized this transaction in its financial statements as of March 31, 2018. Once the distribution has been finalized ZIM will recognize its portion of the proceeds as a gain on the sale of assets.

On February 9, 2018, ZIM sold 100,000 shares of HostedBizz to HostedBizz, for cancellation, for gross proceeds of $60,000 Canadian dollars ($45,758 United States dollars).

On August 24, 2018, NuvoBio Corporation made an equity investment in Spiderwort Inc. The investment consisted of the purchase of a $10,000 Canadian dollar ($7,725 US dollar) convertible promissory note. The note accrues simple interest of 5% per annum and upon a future equity financing of Spiderwort Inc. in an amount greater that $3,000,000 Canadian dollars all principal and accrued interest will convert into the equity securities of the financing at a price per security equal to 80% of the equity financing price per security.

Spiderwort Inc. is an advanced materials company developing novel, plant derived, biomaterial that will offer new avenues in 3D in vitro research and in regenerative medicine.

ITEM 2 – QUARTERLY BUSINESS REVIEW

This Form 6-K contains forward-looking statements regarding our business, financial condition, results of operations, liquidity and sufficiency of cash reserves, controls and procedures, prospects, revenues expectations, and allocation of resources that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. These risks include, without limitation, foreign exchange risk, credit risk, fair value risks and key personnel risk and the other risks set forth under “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2018, and are therefore qualified in their entirety by reference to the factors specifically addressed in the sections entitled " QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK " in this Form 6-K and “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2018, as well as those discussed elsewhere in this Form 6-K and our Form 20-F. We operate in a very competitive and rapidly changing environment. New risks can arise, and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements contained in this Form 6-K speak only as of the date of this Form 6-K. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Form 6-K, other than as required by law.

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The following discussion includes information from the Selected Financial Data for the three-month and nine-month periods ended December 31, 2017 and 2018.  These results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

All financial information is prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and is stated in US dollars.

In this Item 2, references to “we”, “our”, “ZIM, “the Company” and similar terms refer to ZIM.

EXECUTIVE SUMMARY

Revenue for the quarter ended December 31, 2018 was $211,478, an increase from $112,603 for the same period last year. Total revenues for the nine months ended December 31, 2018 were $528,642 as compared to $436,103 for the nine months ended December 31, 2017. The increase in revenue for the quarter and year to date are mainly resulted from increases in our software, maintenance and consulting segments caused by large customer contract wins combined with an increase in the SMS messaging segment.

Net income for the quarter was $68,839, as compared to a net loss of $7,773 for the quarter ended December 31, 2016. On a year to date basis net income was $610,417 as of December 31, 2018 as compared to net loss of $83,346 for the same period in 2017. The increase in net income is due mainly to the adoption of FASB 2016-01 and the unrealized gain on equity securities of $604,013 and is also increased with the increased revenue from our operating segments.

ZIM had cash and cash equivalents of $435,459 at December 31, 2018 as compared to cash and cash equivalents of $418,507 at March 31, 2018.

BUSINESS OVERVIEW

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.  The Company continues to provide this software and ongoing maintenance services to its client base.

Beginning in 2002, the Company expanded its business strategy to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”.  SMS will continue to provide a minimal amount of revenue within the mobile segment of operations. With the acquisition of Advanced Internet Inc. (AIS) in 2007, the Company also offers mobile content directly to end users.

In fiscal 2018, ZIM continued to develop and sell enterprise database software to end users as well as maintain its SMS messaging product lines. Going forward, ZIM will evaluate the viability of the enterprise database market and make adjustments as may be required.

In 2017, our wholly-owned subsidiary, NuvoBio signed strategic partnerships and exclusive global licensing agreements with leading drug research institutes and companies. NuvoBio is currently funding research and development projects in the following areas:

·	Implementing unique molecular interaction & analytics using supercomputing technologies to design small peptide drugs that bind to target proteins for cancer therapies; and

·	The development of bi-specific immunology therapies for the treatment of kidney cancer.

CRITICAL ACCOUNTING ESTIMATES

We prepare our condensed consolidated financial statements in accordance with United States GAAP, which requires management to make certain estimates and apply judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current trends, and other factors that management believes to be important at the time the condensed consolidated

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financial statements are prepared. On an ongoing basis, management reviews our accounting policies and how they are applied and disclosed in our annual consolidated financial statements.

There have been no material changes to our critical accounting estimates from those described in our Annual Report on Form 20-F for the fiscal year ended March 31, 2018.

RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2018 COMPARED TO THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2017

The following discussion includes information derived from the unaudited and not reviewed condensed consolidated statements of operations for the three and nine months ended December 31, 2018 and 2017. The information for the three months and nine months ended December 31, 2018, in management's opinion, has been prepared on a basis consistent with the audited consolidated financial statements for the fiscal year ended March 31, 2018, and includes all adjustments necessary for a fair presentation of the information presented.

These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance. All financial information is prepared in accordance with United States GAAP and is stated in US dollars.

REVENUES

	Three months ended December 31, 2018	As a %	Three months ended December 31, 2017	As a %
	$		$
Bulk SMS	30,014	14	20,162	18
	30,014	14	20,162	18

Software	1,963	1	1,526	1
Maintenance and consulting	179,501	85	90,915	81
	181,464	86	92,441	82

Total Revenue	211,478	100	112,603	100

	Nine months ended December 31, 2018	As a %	Nine months ended December 31, 2017	As a %
	$		$
Bulk SMS	81,390	15	91,323	21
	81,390	15	91,323	21

Software	100,926	19	32,089	7
Maintenance and consulting	346,326	66	312,691	72
	447,252	85	344,780	79

Total Revenue	528,642	100	436,103	100

Revenue for the quarter ended December 31, 2018 was $211,478, an increase from $112,603 for the same period last year. Total revenues for the nine months ended December 31, 2018 were $528,642 as compared to $436,103 for the nine months ended December 31, 2017. The increase in revenue for the quarter and year to date are mainly resulted from increases in our software, maintenance and consulting segments caused by large customer contract wins combined with an increase in the SMS messaging segment.

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REVENUE ANALYSIS BY SERVICE/PRODUCT OFFERING

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenue from the sale of our database product as well as the subsequent maintenance and consulting fees. Total revenues relating to the ZIM IDE have increased from $92,441 to $181,464 for the quarters ended December 31, 2017 and 2018, respectively. On a year-to-date basis revenue has increased from $344,780 for the first nine months of fiscal 2018 to $447,252 for the first nine months of fiscal 2019. The increase in revenue for the quarter and year to date are mainly resulting from increases in our software, maintenance and consulting segments caused by large customer contract wins.

We will continue to allocate resources to the maintenance and development of our database products while we continue to generate revenues from this product line. Going forward, ZIM will evaluate the viability of the enterprise database market and make adjustments as may be required.

BULK SMS

Bulk SMS messaging gives our customers the ability to send out a single message concurrently to a wide distribution list. Success in this industry is dependent on sending large quantities of messages on stable cost-effective telecommunication routes. For the quarter ended December 31, 2018, we experienced an increase in revenues from $20,162 for the period ended December 31, 2017, to $30,014. We experienced a year-to-date revenue decrease from $91,323 for the nine months ended December 31, 2017, to $81,390 for the nine months ended December 31, 2018. In general, bulk messaging customers choose the service provider that is offering the lowest cost route. Different aggregators are able to negotiate different price points based on the traffic they are able to guarantee to the mobile operators. Due to the size of our competitors, and our competitors’ ability to negotiate better terms, there can be no guarantee that we will have routes that are the most cost effective in the future. We are not focusing on expanding this area of the business. As a result, we do not expect to see any further growth in our bulk messaging revenues during the remainder of fiscal 2019.

OPERATING EXPENSES

	Three months ended December 31, 2018	Three months ended December 31, 2017	Period to period change
	$	$	$

Cost of revenue	5,906	3,275	2,631
Selling, general and administrative	96,113	109,239	(13,126)
Research and development	64,218	31,567	32,651
	166,237	144,081	22,156

	Nine months ended December 31, 2018	Nine months ended December 31, 2017	Period to period change
	$	$	$

Cost of revenue	14,045	10,661	3,384
Selling, general and administrative	392,109	454,340	(62,231)
Research and development	183,743	129,809	53,934
	589,897	598,810	(4,913)

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COST OF REVENUE

	Three months ended December 31, 2018	Three months ended December 31, 2017
	$	$
Mobile
Revenue	30,014	20,162
Cost of revenue	(378)	(326)
Gross margin	29,636	19,836

Gross margin percentage	99%	98%

Software
Revenue	181,464	92,441
Cost of revenue	(5,528)	(2,949)
Gross margin	175,936	89,492

Gross margin percentage	97%	97%

	Nine months ended December 31, 2018	Nine months ended December 31, 2017

Mobile
Revenue	81,390	91,323
Cost of revenue	(1,686)	(1,052)
Gross margin	79,704	90,271

Gross margin percentage	98%	99%

Software
Revenue	447,252	344,780
Cost of revenue	(12,359)	(9,609)
Gross margin	434,893	335,171

Gross margin percentage	97%	97%

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the quarters ended December 31, 2018 and December 31, 2017 were $96,113 and $$109,239, respectively. On a year to date basis, expenses have decreased from $454,340 for the first nine months of fiscal 2018 to $392,109 for the first nine months of fiscal 2018. The decrease in selling, general and administrative relates to continuous cost containment and a strengthening US dollar.

STOCK-BASED COMPENSATION

For the three months ended December 31, 2018 and December 31, 2017, we recognized compensation expense for employees and consultants of $123 and $263, respectively. On a year-to-date basis stock-based compensation has increased from $263 for the first nine months of fiscal 2018 to $458 for the first nine months of fiscal 2019. The Company does not have any non-vested awards outstanding.

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RESEARCH AND DEVELOPMENT

Research and development expenses for the quarters ended December 31, 2018 and 2017 were $64,218 and $31,567, respectively. This increase reflects recent increases in workforce. On a year to date basis, research and development expenses have increased from $129,809 for the first nine months of fiscal 2018 to $183,743 for the first nine months of fiscal 2019 and are reflective of increased investment in research and development labour.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2018, ZIM had cash and cash equivalents of $435,459 and working capital of $542,973, as compared to cash and cash equivalents of $418,507 and working capital of $608,459 at March 31, 2018. This increase in cash position reflects receipt of investment tax credits.

Cash flows for the fiscal periods were as follows:

	Nine months ended December 31, 2018	Nine months ended December 31, 2017
	$	$
Cash flows provided by (used in) operating activities	96,746	28,448
Cash flows used in investing activities	4,404	894
Cash flows provided by financing activities	—	—

At December 31, 2018, the Company had a working capital line from its principal banker for approximately $36,643 in addition to a cash and cash equivalent balance of $435,459. Management believes that these funds, together with cash from on-going operations, may not be sufficient to fund existing operations for the next 12 months. Management is currently investigating and evaluating options that may include recapitalization of the Company and pursuing other ventures of a different nature.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. If ZIM’s expenses surpass the funds available or if ZIM requires additional expenditures to grow the business, the Company may be unable to obtain the necessary funds and ZIM may have to curtail or suspend some or all of its business operations, which would likely have a material adverse effect on its business relationships, financial results, financial condition and prospects, as well as on the ability of shareholders to recover their investment.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

None

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ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The Company operates internationally, giving rise to significant exposure to market risks from fluctuations and the degree of volatility of foreign exchange rates. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies.

Cash and cash equivalents of $435,459 are comprised of $186,211 in cash and $249,248 in cash equivalents. The cash equivalents of $249,248 at December 31, 2018 (349,519 at March 31, 2018) are comprised of:

Held in Canada:

CIBC Wood Gundy at 1.25% - $50,078 ($68,332 CDN) – Payable on demand

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $199,170 - No Maturity. These deposits are secured by Government Deposit Insurance.

Cash and cash equivalents includes the following amounts in their source currency:

	December 31, 2018	March 31, 2018
Canadian dollars	248,139	210,939
US dollars	36,558	42,374
Brazilian reals	842,248	704,236

Accounts receivable include the following amounts receivable in their source currency:

	December 31, 2018	March 31, 2018
Canadian dollars	31,068	13,396
US dollars	72,841	210
Brazilian reals	73,466	92,325

Accounts payable include the following amounts payable in their source currency:

	December 31, 2018	March 31, 2018
Canadian dollars	10,694	11,029
US dollars	5,785	—
Brazilian reals	772	1,670

Accrued liabilities include the following accruals in their source currency:

	December 31, 2018	March 31, 2018
Canadian dollars	18,465	14,992
Brazilian reals	32,650	24,567

The Company does not use derivative financial instruments to reduce its foreign exchange risk exposure.

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CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit exposure is minimized by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	December 31, 2018	March 31, 2018
Canada	20%	27%
North America, excluding Canada	64%	1%
South America	17%	72%
	100%	100%

FAIR VALUE

The carrying values of cash and cash equivalents, accounts receivable, investment tax credits receivable, lines of credit, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We currently depend heavily on the services of Dr. Michael Cowpland and Mr. James Stechyson. The loss of the services of Dr. Cowpland and Mr. Stechyson and other key personnel could affect our performance in a material and adverse way.

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SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM Corporation

Registrant

DATE	SIGNATURE
February 12, 2019	/s/ Dr. Michael Cowpland Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
February 12, 2019	/s/ John Chapman John Chapman, Chief Financial Officer

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